Exhibit 99.1

SPI Energy Co., Ltd. Announces Plan to List Its Ordinary Shares for Trading on Nasdaq

HONG KONG, Sept. 18, 2017 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq:SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced that it plans to list its ordinary shares, par value US$0.000001 each (“Ordinary Shares”), for trading on The NASDAQ Global Select Market (“Nasdaq”) in substitution for its American Depositary Shares (“ADSs”), each representing ten Ordinary Shares.  The substitution listing is expected to be effective on September 19, 2017 (such date or another effective date as determined by Nasdaq, the “Effective Date”).  On the Effective Date, Ordinary Shares will begin trading on Nasdaq under the symbol of “SPI” and the ADSs of the Company will cease trading on Nasdaq.

As previously disclosed by the Company on March 20, 2017, The Bank of New York Mellon, the depositary bank for the Company’s ADS facility ( “BNYM”), issued a notice on March 17, 2017 to terminate the deposit agreement (the “Deposit Agreement”) by and among the Company, BNYM, and the owners and holders of the ADSs.  According to an updated notice issued by BNYM on June 16, 2017, the termination of the Company’s ADS facility has been rescheduled to 5:00 p.m. (Eastern Time) on September 18, 2017.

The Company has appointed Computershare as the transfer agent for its Ordinary Shares.  On September 11, 2017, the Company and BNYM filed an amendment to Form F-6 relating to an amendment to the Deposit Agreement, whereby following the termination of the Company’s ADS facility, Computershare, as Exchange Agent, will arrange for the surrender and cancellation of the uncertificated ADSs and register the ten Ordinary Shares for each canceled ADS in the names of the registered holders of those ADSs without any action on the part of those holders.  Registered holders holding ADSs in certificated form will receive a letter of transmittal from Computershare with instructions as to the surrender and the cancellation of the ADSs. Persons that hold ADSs through a securities intermediary that is a direct or indirect participant in DTC will receive a credit of Ordinary Shares in their securities accounts in exchange for their ADSs without having to take any action.  Holders of ADSs will not be required to pay any fee to BNYM or Computershare for the surrender of their ADSs in the mandatory exchange for Ordinary Shares. There is no assurance, however, that Computershare can complete this exchange process promptly upon the termination of the ADS facility.

Holders of the Ordinary Shares are entitled to dividends on Ordinary Shares if and to the extent declared by the board of directors of the Company and have the right to receive notice of, and to attend and vote at, all general meetings of the Company.

Holders of ADSs in certificated form who have not surrendered their ADSs for cancellation will not be able to sell or transfer their ADSs on Nasdaq after the Effective Date. Such holders will also not be entitled to vote the ADSs at any general meeting of the Company following September 18, 2017.

Questions regarding the exchange of ADSs into Ordinary Shares can be addressed to Computershare at:

1-800-736-3001 (US, Canada, Puerto Rico) or 1-781-575-3100 (non-US)

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the EPC/BT, storage and O2O PV market including the development, financing, installation, operation and sale of utility-scale and residential PV projects in China, Japan, Europe and North America. The Company operates an online energy e-commerce and investment platform in China, as well as B2B e-commerce platform offering a range of PV and storage products in Australia. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: http://investors.spisolar.com

Safe Harbor Statement

This release contains certain “forward-looking statements.” These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and the Company undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

For investors and media inquiries please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spisolar.com

SPI Energy Co., Ltd.